

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2017

Via E-mail
David Biese
Chief Financial Officer
Jill Intermediate LLC
4 Batterymarch Park
Quincy, MA 02169

> **Re:** **Jill Intermediate LLC**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 20, 2016**
> **CIK No. 0001687932**

Dear Mr. Biese:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 10.4

1. We note Schedules 1-14 of the Form of Security Agreement in Exhibit 10.4 contain several brackets. Please advise us if the brackets contain information. See Rule 406 of Regulation C in the event you seek confidential treatment for certain information.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Raphael M. Russo
       Paul, Weiss, Rifkind, Wharton & Garrison LLP